Filed pursuant to Rule 424(b)(3)

Registration No. 333-102966

Prospectus Supplement

(To Prospectus dated April 2, 2004)

12,000,000 Shares

XM Satellite Radio Holdings Inc.

Class A Common Stock

This prospectus supplement covers up to 12,000,000 shares of our Class A common stock that may be offered by Banc of America Securities LLC in connection with a forward sale agreement between the selling stockholder, American Honda Motor Co., Inc., and an affiliate of Banc of America Securities LLC described in this prospectus supplement under the heading “Plan of Distribution.” The forward sale agreement relates to the 10% senior secured discount convertible notes due 2009 issued by us and our wholly owned subsidiary, XM Satellite Radio Inc., which we refer to as the notes. Neither we nor the selling stockholder will receive any of the proceeds from the sale of the Class A common stock by Banc of America Securities LLC under this prospectus supplement.

American Honda will receive an amount, upon settlement of the forward sale agreement within 21 months after the date of this prospectus supplement, based on a price per share of our Class A common stock of at least $27.00 per share, subject to adjustment as described in this prospectus supplement, and the number of shares of our Class A common stock issuable upon conversion of the principal amount of the notes. We will not receive any proceeds from the forward sale agreement.

Our Class A common stock is traded on The Nasdaq National Market under the symbol “XMSR.” On May 9, 2005, the last reported sale price of our Class A common stock on The Nasdaq National Market was $28.64 per share.

Investing in our Class A common stock involves a high degree of risk. See “ Risk Factors” beginning on page S-8 of this prospectus supplement and page 3 of the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

The shares of our Class A common stock may be offered by the underwriter to the public from time to time for sale in transactions, including block sales, on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to market prices, at fixed prices or at prices otherwise negotiated.

Banc of America Securities LLC

The date of this prospectus supplement is May 9, 2005.

We provide information to you about this offering of shares of our Class A common stock in two separate documents:

•	the accompanying prospectus provides general information, some of which may not apply to this offering, and

•	this prospectus supplement, which describes the specific details regarding this offering.

Additional information is incorporated by reference in this prospectus supplement. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

You should rely only upon the information contained or incorporated by reference in this prospectus supplement and accompanying prospectus. We have not, and the underwriter has not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus supplement does not constitute an offer to sell, or a solicitation of an offer to buy, any of the Class A common stock offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. You should assume the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of those documents’ respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

INCORPORATION OF INFORMATION FILED WITH THE SEC

The Securities and Exchange Commission, or SEC, allows us to “incorporate by reference” in this prospectus supplement certain information we file with the SEC, which means that we may disclose important information in this prospectus supplement by referring you to the document, filed with the SEC, that contains the information. The information incorporated by reference is considered to be a part of this prospectus supplement, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the offering of securities covered by this prospectus supplement is completed:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 4, 2005;

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, filed with the SEC on May 5, 2005;

•	Our Proxy Statement, filed with the SEC on April 18, 2005;

•	Our Current Reports on Form 8-K, filed with the SEC on:

•	January 7, 2005;

•	February 28, 2005;

•	March 1, 2005;

•	March 23, 2005; and

•	March 29, 2005;

•	The description of our Class A common stock set forth in our registration statement filed under Section 12 of the Securities Exchange Act on Form 8-A on September 23, 1999, including any amendment or report filed for the purpose of updating this description.

In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

WHERE TO FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC’s public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our SEC filings also are available to the public on the SEC’s Internet site at http://www.sec.gov.

In addition, you may obtain a copy of our SEC filings at no cost by writing or telephoning us at:

  XM Satellite Radio Holdings Inc.

  1500 Eckington Place, N.E.

  Washington, DC 20002

  Attn: Investor Relations

  (202) 380-4000

Our reports and amendments filed with the SEC can be accessed free of charge, through our website at http://www.xmradio.com/investor/investor_financial_and_company.html on the same day that they are electronically filed with the SEC.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made and incorporated by reference statements in this document that constitute “forward-looking statements” as that term is defined in the federal securities laws. These forward-looking statements concern our operations, economic performance and financial condition. The forward-looking statements are subject to various known and unknown risks, uncertainties and other factors. When we use words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions, we are making forward-looking statements.

Although we believe that our forward-looking statements are based on reasonable assumptions, our expected results may not be achieved and actual results may differ materially from our expectations. Important factors that could cause actual results to differ from expectations include, among others, the following:

•	Our significant expenditures and losses;

•	The unproven market for our service;

•	The health or premature degradation of our satellites, possible launch failures of replacement satellites or failures of insurance to cover fully satellite loss or damage;

•	Potential need for additional financing; and

•	Our substantial indebtedness.

For a more detailed discussion of some of these factors, please read carefully the information under “Risk Factors” set forth in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, filed with the SEC on March 4, 2005, and the information under “Risk Factors” in both this prospectus supplement and the accompanying prospectus. These cautionary statements should not be construed by you to be exhaustive and they are made only as of the date of this prospectus supplement. You should read these cautionary statements as being applicable to all forward-looking statements wherever they appear. We assume no obligation to update or revise the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

SUMMARY

This prospectus supplement summary does not contain all the information you should consider before investing in our Class A common stock. Please read the entire prospectus supplement and accompanying prospectus carefully, including the sections entitled “Risk Factors.” The terms “XM,” “we,” “our,” and “us” refer to XM Satellite Radio Holdings Inc. and its subsidiaries.

Our Business

We are America’s leading satellite radio service company, providing music, entertainment and information programming for reception by vehicle, home and portable radios nationwide and over the internet for a monthly subscription fee to over 3.77 million subscribers as of March 31, 2005. We believe XM Radio appeals to consumers because of our innovative and diverse programming, nationwide coverage, commercial-free music channels and digital sound quality.

The full 2005 channel lineup now includes more than 150 channels, featuring over 65 commercial-free music channels; 30 news, talk and variety channels; 31 sports channels; 21 instant traffic and weather channels; one emergency alert channel; and premium channels available for an additional fee. We are continuing to add new and innovative programming to our line-up in many different areas. Beginning with the 2005 season we are the Official Satellite Radio Network of Major League Baseball (MLB) and offer a 24x7 MLB channel as well as play-by-play channels, including Spanish-language broadcasts. We also have added Fox baseball anchor Kevin Kennedy and sports journalist Tony Kornheiser to our sports programming line-up for 2005, and we will continue our broadcast of football and men’s and women’s basketball games from the Atlantic Coast, Pacific-10 and Big Ten Conferences. In October 2004, we debuted a new channel, XM Public Radio, which features award-winning radio broadcaster Bob Edwards. We frequently add new music programming, and in fall 2004 launched exclusive music programs that feature Tom Petty, Snoop Dogg, Quincy Jones, Bonnie Raitt and other artists. Another of our new channels, launched in October 2004, features talk radio personalities Opie and Anthony. Our traffic and weather channels, introduced in early 2004, report continuously updated information from major markets such as New York, Los Angeles, Chicago and Washington, DC.

Our targeted market has been over 200 million registered vehicles in the United States along with over 100 million households in the United States. Since our nationwide launch on November 12, 2001, we have built our subscriber base through multiple distribution channels, including an exclusive factory-installation distribution arrangement with General Motors, arrangements with Honda, other automotive manufacturers and car audio dealers for factory and dealer installation, and arrangements with national electronics retailers which focus both on car radios and on radios for home and portable use.

Broad distribution of XM Radio through the new automobile market is a central element of our business strategy. XM Radio is currently available in over 120 new vehicle models. Through an exclusive arrangement with us, General Motors, a major investor in our company, currently offers XM Radio in various makes and models, including passenger cars, light trucks and SUVs, and for the 2005 model year expanded the XM Radio, factory-installed option to over 50 vehicle lines, including HUMMER, Buick, Cadillac, Chevrolet, GMC, Pontiac, Saab and Saturn brand vehicles. In December 2004, General Motors announced that it had signed up its one millionth XM subscriber. Honda, a major investor in our company and the selling stockholder, currently offers XM Radio in certain Honda and most Acura models as a factory-installed feature and other Honda models as a dealer-installed option. In March 2005, we and Hyundai Motor America announced that Hyundai will be the first automaker to launch XM as standard, factory-installed equipment in every vehicle across its entire model line-up. Toyota/Lexus/Scion, Nissan/Infiniti, Isuzu and Volkswagen/Audi offer XM Radio as a dealer-installed option in numerous popular makes and models. Volkswagen, Audi and Porsche also offer XM Radio as a factory-installed feature in multiple 2005 models. In December 2004, we announced that Toyota has selected XM as its supplier for satellite delivered data services for Toyota, Lexus and Scion vehicles. Toyota will also offer XM radios as a factory-installed option in Toyota and Lexus vehicles starting in 2006. Toyota will expand the number of models offering XM as a dealer-installed option in 2005. In addition, in 2005, Nissan chose XM to supply satellite-delivered data and telematics services, such as in-vehicle messaging and XM NavTraffic.

XM radios are available in the aftermarket under the Delphi, Pioneer, Alpine, Audiovox and Sony brand names at national consumer electronics retailers, such as Best Buy, Circuit City, Wal-Mart and other national and regional retailers. These radios and other mass market products support our service in the automobile, home and portable markets.

As part of our strategy to make XM Radio available everywhere, we introduced in fall 2004 an on-line service through which more than 70 of our channels can be received over the Internet, including through Microsoft’s Windows Media Player 10 and Windows XP Media Center Edition 2005. We also offer XM NavTraffic, the nation’s first satellite traffic data service, for 20 major metropolitan cities across the United States for a monthly fee and XM WX satellite weather service, a real-time graphical data weather service provided to the marine and aviation markets.

We have also created brand awareness through the many ways in which potential subscribers can experience the XM service. The XM radios in General Motors’ vehicles come pre-activated with service so GM’s dealers can offer the XM experience to new car prospects during vehicle test drives and to new car purchasers during the vehicle delivery process. The XM service is available as a trial to GM new vehicle buyers, and GM’s own internal research indicates that GM vehicle buyers provide demonstrations, on average, seven times during the first 60 days of vehicle ownership. XM Radio is also available in many AVIS, Alamo and National rental cars. Also announced in 2004, with service to commence in 2005, XM Radio will be available on JetBlue and AirTran airplanes, which serve over 20 million passengers per year. During 2004 we announced an exclusive multi-year strategic marketing alliance with Starbucks, which included the launch of the Starbucks Hear Music channel on XM.

We transmit the XM Radio signal throughout the continental United States from our two satellites XM Rock and XM Roll. In February 2005 we launched our third satellite (XM-3), which has been placed into one orbital slot. We are moving XM Roll to be collocated with XM Rock in the other orbital slot. No later than in 2007, we plan to launch another satellite (XM-4) to replace the collocated XM Rock and XM Roll. We also have a network of approximately 800 terrestrial repeaters, which receive and re-transmit the satellite signals in 60 cities to augment our satellite signal coverage where it might otherwise be affected by buildings, tunnels or terrain. We hold one of only two licenses issued by the Federal Communications Commission to provide satellite digital audio radio service in the United States.

Our executive offices are located at 1500 Eckington Place, N.E., Washington, D.C. 20002, and our telephone number is (202) 380-4000. We maintain an Internet site on the World Wide Web at www.xmradio.com. Information at our website is not, and should not be deemed to be, part of this prospectus supplement.

The Offering

Issuer	XM Satellite Radio Holdings Inc.

Class A common stock offered hereunder

12,000,000 shares to be sold by Banc of America Securities LLC in connection with a forward sale agreement between the selling stockholder and an affiliate of such underwriter named in this prospectus supplement relating to a portion of our 10% senior secured discount convertible notes due 2009.

Use of proceeds

We will not receive any of the proceeds from the forward sale agreement and neither we nor the selling stockholder will receive proceeds from the sale of the Class A common stock under this prospectus supplement. The selling stockholder will receive an amount upon settlement of the forward sale agreement within 21 months after the date of this prospectus supplement, based on a price per share of our Class A common stock of at least $27.00 per share, subject to adjustment as described in this prospectus supplement, and the number of shares of our Class A common stock issuable upon conversion of the principal amount of the notes (10,455,687 shares).

Dividend Policy	We presently do not intend to pay dividends on our Class A common stock. We plan to retain any earnings for use in our operations and expansion of our business.

Nasdaq National Market symbol for Class A common stock	“XMSR.”

SUMMARY CONSOLIDATED FINANCIAL STATEMENTS

The following data, except EBITDA and XM subscriptions, as of December 31, 2003 and 2004 and for each of the years in the three-year period ended 2004 are derived from our consolidated financial statements, which are incorporated by reference herein. The consolidated balance sheet data as of December 31, 2002 is derived from our consolidated financial statements, which are not incorporated by reference herein. These consolidated financial statements have been audited by KPMG LLP, independent registered public accounting firm. The data as of and for the three months ended March 31, 2004 and 2005 are unaudited, but include, in the opinion of our management, all adjustments, consisting of only normal, recurring adjustments, necessary for a fair presentation of such data. The results of operations for the three months ended March 31, 2005 are not necessarily indicative of results to be expected for the entire year or any other period.

	Years Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
	(In thousands, except subscriber, per share and share amounts)			(unaudited)
Consolidated Statements of Operations Data:
Revenue	$20,181	$91,781	$244,443	$42,965	$102,565
Operating expenses:
Cost of revenue (excludes depreciation & amortization, shown below)	122,456	147,952	201,935	47,729	74,313
Research & development (excludes depreciation & amortization, shown below)	10,843	12,285	23,513	6,170	6,092
General & administrative (excludes depreciation & amortization, shown below)	26,448	27,418	28,555	5,865	7,294
Marketing (excludes depreciation & amortization, shown below)	169,165	200,267	304,316	61,570	88,082
Impairment of goodwill	11,461	—	—	—	—
Depreciation & amortization	118,588	158,317	147,165	39,481	32,064

Total operating expenses	458,961	546,239	705,484	160,815	207,845
Operating loss	(438,780)	(454,458)	(461,041)	(117,850)	(105,280)
Other income (expense):
Interest income	5,111	3,066	6,239	1,079	4,024
Interest expense	(63,573)	(110,349)	(85,757)	(28,121)	(20,025)
Loss from deleveraging transactions	—	(24,749)	(76,621)	—	—
Other income	2,230	1,955	2,129	386	1,958

Loss before income taxes	(495,012)	(584,535)	(615,051)	(144,506)	(119,323)
Provision for deferred income taxes	—	—	(27,317)	(25,573)	(579)

Net loss	(495,012)	(584,535)	(642,368)	(170,079)	(119,902)
8.25% Series B preferred stock dividend requirement	(3,766)	(2,471)	(2,059)	(515)	(515)
8.25% Series C preferred stock dividend requirement	(17,093)	(15,098)	(6,743)	(1,840)	(1,634)
Series B preferred stock retirement gain	—	8,761	—	—	—
Series C preferred stock retirement loss	—	(11,537)	—	—	—

Net loss attributable to common stockholders	$(515,871)	$(604,880)	$(651,170)	$(172,434)	$(122,051)

Net loss per share:
Basic and diluted	$(5.95)	$(4.83)	$(3.30)	$(0.96)	$(0.58)

Weighted average shares used in computing net loss per share—basic and diluted	86,735,257	125,176,320	197,317,607	178,863,554	210,823,215

Other data:
EBITDA(1)	(317,962)	(318,935)	(388,368)	(77,983)	(71,258)
Cash flow from operating activities	(294,289)	(245,123)	(88,552)	(31,796)	(91,094)
Cash flow from investing activities	(7,036)	14,621	(36,329)	(109,929)	(77,145)
Cash flow from financing activities	151,646	615,991	421,441	108,609	97,789
XM subscriptions (end of period)(2)	347,159	1,360,228	3,229,124	1,681,903	3,770,264

	As of December 31,			As of March 31,
	2002	2003	2004	2005
	(In thousands)			(unaudited)
Consolidated Balance Sheets Data:
Cash, cash equivalents and short-term investments	$42,815	$418,307	$717,867	$647,417
Restricted investments	29,742	4,151	4,492	4,408
System under construction	55,016	92,577	329,355	408,613
Property and equipment, net	847,936	709,501	461,333	458,443
DARS license and other intangibles, net	153,732	149,629	148,391	141,252
Total assets	1,160,280	1,526,782	1,821,635	1,917,162
Total long-term debt, net of current portion	412,540	743,254	948,741	1,069,488
Total liabilities	567,969	993,894	1,485,472	1,696,288
Stockholders’ equity	592,311	532,888	336,163	220,874

(1)	We define EBITDA as net loss before interest income, interest expense, income taxes, depreciation and amortization. EBITDA is not a measure of financial performance under generally accepted accounting principles. Consistent with regulatory requirements, EBITDA includes loss from deleveraging transactions and other income. We believe EBITDA is often a useful measure of a company’s operating performance and is a significant basis used by our management to measure the operating performance of our business. Because we have funded and completed the build-out of our system through the raising and expenditure of large amounts of capital, our results of operations reflect significant charges for depreciation, amortization and interest expense. EBITDA, which excludes this information, provides helpful information about the operating performance of our business, apart from the expenses associated with our physical plant or capital structure. EBITDA is frequently used as one of the bases for comparing businesses in our industry, although our measure of EBITDA may not be comparable to similarly titled measures of other companies. EBITDA does not purport to represent operating loss or cash flow from operating activities, as those terms are defined under generally accepted accounting principles, and should not be considered as an alternative to those measurements as an indicator of our performance.

	Years Ended December 31,			Three Months Ended March 31,
	2002	2003	2004	2004	2005
	(In thousands)			(unaudited)
Reconciliation of net loss to EBITDA:
Net loss as reported	$(495,012)	$(584,535)	$(642,368)	$(170,079)	$(119,902)
Add back non-EBITDA items included in net loss:
Interest income	(5,111)	(3,066)	(6,239)	(1,079)	(4,024)
Interest expense	63,573	110,349	85,757	28,121	20,025
Depreciation & amortization	118,588	158,317	147,165	39,481	32,064
Provision for deferred income taxes	—	—	27,317	25,573	579

EBITDA:	$(317,962)	$(318,935)	$(388,368)	$(77,983)	$(71,258)

(2)	We consider subscribers to be those who are receiving and have agreed to pay for our service, either by credit card or by invoice, including those that are currently in promotional periods paid in part by vehicle manufacturers, as well as XM activated radios in vehicles for which we have a contractual right to receive payment for the use of our service. Radios that are revenue generating are counted individually as subscribers. Promotional periods generally include the period of trial service plus 30 days to handle the receipt and processing of payments.

RISK FACTORS

Potential investors are urged to read and consider the risk factors relating to an investment in XM Satellite Radio Holdings Inc. contained or incorporated by reference herein. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus supplement and the accompanying prospectus. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business operations.

You should read the “Risk Factors” incorporated by reference herein from our Annual Report on Form 10-K for our fiscal year ended December 31, 2004, filed with the SEC on March 4, 2005 and the “Risk Factors” section beginning on page 3 of the accompanying prospectus so that you understand the risks associated with an investment in our Class A common stock.

Future issuances of our Class A common stock could lower our stock price and impair our ability to raise funds in new stock offerings.

We have issued and outstanding securities exercisable for or convertible into a significant number of shares of our Class A common stock, some of which accrue interest, which is convertible into Class A common stock, or give us the option to make interest or other payments in our Class A common stock or securities convertible into Class A common stock. The conversion or exercise of these existing securities could lead to a significant increase in the amount of Class A common stock outstanding. As of March 31, 2005, we had outstanding 211.8 million shares of Class A common stock. On a pro forma basis as of March 31, 2005, if we issued all shares issuable upon conversion or exercise of outstanding securities, we would have had 335.1 million shares of Class A common stock outstanding on that date. Issuances of a large number of shares could adversely affect the market price of our Class A common stock. Most of the shares of our Class A common stock that are not already publicly-traded, including those held by affiliates, have been registered by us for resale into the public market. The sale into the public market of a large number of privately-issued shares also could adversely affect the market price of our Class A common stock and could impair our ability to raise funds in additional stock offerings.

The market price of our securities could be hurt by substantial price and volume fluctuations.

Historically, securities prices and trading volumes for emerging companies fluctuate widely for a number of reasons, including some reasons that may be unrelated to their businesses or results of operations. This market volatility could depress the price of our securities without regard to our operating performance. In addition, our operating results may be below the expectations of public market analysts and investors. If this were to occur, the market price of our securities would likely significantly decrease.

USE OF PROCEEDS

We will not receive any of the proceeds from the forward sale agreement and neither we nor the selling stockholder will receive proceeds from the sale of the Class A common stock under this prospectus supplement.

The selling stockholder will receive an amount, upon settlement of the forward sale agreement within 21 months after the date of this prospectus supplement, based on a price per share of our Class A common stock of at least $27.00 per share, subject to adjustment as described in this prospectus supplement, and the number of shares issuable upon conversion of the principal amount of the notes (10,455,687 shares).

PRICE RANGE OF OUR CLASS A COMMON STOCK AND DIVIDEND POLICY

Our Class A common stock is traded on the Nasdaq National Market under the symbol “XMSR” since its initial public offering on October 5, 1999 at a price to the public of $12.00 per share. The following table presents, for the period indicated, the high and low sales prices per share of the Class A common stock as quoted on the Nasdaq National Market:

	Price Range of Class A Common Stock
	High	Low
Fiscal year ended December 31, 2003:
First Quarter	$6.90	$2.40
Second Quarter	13.28	5.56
Third Quarter	16.90	10.02
Fourth Quarter	27.30	15.56

Fiscal year ended December 31, 2004:
First Quarter	29.96	20.55
Second Quarter	30.96	20.35
Third Quarter	31.52	23.55
Fourth Quarter	40.89	27.50

Fiscal year ended December 31, 2005:
First Quarter	38.28	27.99
Second Quarter (through May 6, 2005)	32.15	26.16

On May 6, 2005, the reported last sale price of our Class A common stock on the Nasdaq National Market was $28.50 per share. As of May 6, 2005, there were 2,322 holders of record of our Class A common stock.

We have not declared or paid any dividends on our Class A common stock since our date of inception. Currently, our Series B convertible redeemable preferred stock restricts us from paying dividends on our Class A common stock unless full cumulative dividends have been paid or set aside for payment on all shares of our Series B preferred stock. The terms of our Series C convertible redeemable preferred stock and 10% senior secured discount convertible notes due 2009 contain similar restrictions. In accordance with its terms, we have paid dividends on the Series B preferred stock in Class A common stock. The Series C preferred stock provides for cumulative dividends payable in cash. As no dividends have been declared on the Series C preferred stock, the value of the cumulative dividends has increased the liquidation preference. The indentures governing our subsidiary XM Satellite Radio Inc.’s senior secured notes restrict XM Satellite Radio Inc. from paying dividends to us, which, in turn, will significantly limit our ability to pay dividends. We do not intend to pay cash dividends on our Class A common stock in the foreseeable future. We anticipate that we will retain any earnings for use in our operations and the expansion of our business.

CAPITALIZATION

The following table sets forth as of March 31, 2005 our capitalization and cash and cash equivalents (in thousands).

Cash and cash equivalents	$647,417

14% Senior Secured Notes due 2010	22,824
Less: unamortized discount	(3,268)
14% Senior Secured Discount Notes due 2009	162,897
Add: accretion of interest	5,701
Less: unamortized discount	(43,409)
10% Senior Secured Discount Convertible Notes due 2009	213,958
Add: accretion of interest	5,349
Less: unamortized discount	(52,403)
12% Senior Secured Notes due 2010	115,000
Floating Rate Notes due 2009	200,000
1.75% Convertible Senior Notes due 2009	400,000
Mortgage obligation	33,105
Capital leases and other notes payable(1)	17,182

Total debt	$1,076,936

Stockholder’s equity
Series A convertible preferred stock, par value $0.01 (liquidation preference of $51,370); 15,000,000 shares authorized, 5,393,292 shares issued and outstanding	54
Series B convertible redeemable preferred stock, par value $0.01 (liquidation preference of $23,714); 3,000,000 shares authorized, 474,289 shares issued and outstanding	5
Series C convertible redeemable preferred stock, par value $0.01 (liquidation preference of $109,610); 250,000 shares authorized, 79,246 shares issued and outstanding	1
Series D junior participating preferred stock, par value $0.01; 250,000 shares authorized, no shares issued and outstanding	—
Class A common stock, par value $0.01; 600,000,000 shares authorized, 211,801,009 shares issued and outstanding	2,118
Class C non-voting common stock, par value $0.01; 15,000,000 shares authorized, no shares issued and outstanding	—
Additional paid-in capital	2,451,487
Accumulated deficit	(2,232,791)

Total stockholders’ equity	220,874

Total capitalization	$1,297,810

(1)	Includes deferred vendor financing.

SELLING STOCKHOLDER

The following table sets forth certain information with respect to the selling stockholder’s beneficial ownership of our Class A common stock as of March 31, 2005 and after giving effect to this offering.

The shares offered hereby are being sold in connection with a forward sale agreement between the selling stockholder and an affiliate of the underwriter named in this prospectus supplement relating to a portion of our 10% senior secured discount convertible notes due 2009. The forward sale agreement is further described below under the heading “Plan of Distribution.”

Name of Selling Stockholder	Class A Common Stock Beneficially Owned Prior to the Offering and Entry into Forward Sale Agreement(1)	Shares of Class A Common Stock Underlying the Notes to be Delivered Pursuant to Forward Sale Agreement	Class A Common Stock Beneficially Owned After the Offering and Settlement of Forward Sale Agreement(2)	Percentage of Outstanding Class A Common Stock Beneficially Owned After the Offering and Settlement of Forward Sale Agreement(2)
American Honda Motor Co., Inc.	27,357,275	10,455,687	18,320,211	8.0%

(1)	Includes 19,444,419 shares issuable upon conversion of 10% senior secured discount convertible notes due 2009 and 7,912,856 shares issuable upon conversion of Series C convertible preferred stock and accrued dividends.
(2)	As of March 31, 2005 the notes to be delivered pursuant to the forward sale agreement were convertible into 9,722,210 shares of our Class A common stock. The table above contemplates the growth of the 10% notes but no other securities, through the date of settlement. Under the forward sale agreement, at the selling stockholder’s election, the selling stockholder may pay the cash value of any notes that would otherwise be deliverable at settlement. See “Plan of Distribution.”

We have the following existing arrangements with the selling stockholder:

Consent rights under Series C preferred stock. American Honda holds approximately 63% of our outstanding Series C convertible preferred stock. Under the terms of the Series C preferred stock, the consent of holders of at least 60% of the Series C preferred stock is required before we can take certain actions, including issuances of additional equity securities and redemptions of our outstanding debt and equity securities. The consent of holders of at least 60% of the Series C preferred stock is also required to issue equity securities on a parity with or that have a preference over the Series C preferred stock; incur indebtedness with financial or operational covenants; redeem or repurchase securities that are junior to or on a parity with the Series C preferred stock; enter into certain transactions with affiliates other than on an arms’-length basis, merge or sell all or substantially all of our assets or change the principal nature of our business. Effectively, we need the consent of American Honda to raise additional equity capital or retire debt securities either through exchanges for equity securities or redemptions. Over the past few years we have obtained consents from American Honda for each of these actions.

Consent rights of holders of 10% Notes under Shareholders and Noteholders Agreement. We are party to a shareholders and noteholders agreement with certain of our investors under which the original holders of our 10% senior secured discount convertible notes due 2009 have various consent rights similar to those of the Series C preferred stock. As long as an aggregate of at least 50% of the original aggregate principal amount at maturity of these 10% notes continues to be held by the original noteholders, we need the consent of more than 50% of these original noteholders to issue more than a limited number of shares of common stock; issue securities that have a preference over the notes; incur indebtedness with financial or operational covenants; redeem or repurchase securities that are junior to or on a parity with the notes; enter into certain transactions with affiliates other than on an arms’-length basis, merge or sell all or substantially all of our assets; or change the principal nature of our business. American Honda holds approximately $66.5 million aggregate principal amount at maturity of these notes, constituting approximately 30% of the aggregate principal amount at maturity of the outstanding notes held by original note holders, and therefore we have generally sought consents from American Honda for each of these actions.

Director Designation Agreement. We have a director designation agreement that contemplates election to our Board of Directors of a member selected by American Honda; the Chairman of the Board; a director who also serves as our President and Chief Executive Officer; and two directors of recognized industry experience and stature who are not affiliated with significant stockholders. The director designation agreement will terminate upon unanimous consent of the parties. Thomas G. Elliott, a member of our Board of Directors since January 2003, is Executive Vice President, Automobile Operations of American Honda Motor Co., Inc. and is the director designee of American Honda. American Honda’s right to designate a director remains in effect so long as it holds a certain amount of its investment in us.

Bandwidth. We have agreed to make a certain amount of our bandwidth available to American Honda. We can use the bandwidth until it is actually used by American Honda. American Honda’s use of our bandwidth must be in compliance with applicable laws, must not compete or adversely interfere with our business, and must meet our quality standards. This agreement remains in effect so long as American Honda holds a certain amount of its investment in us.

Registration Rights Agreement. Under a registration rights agreement with certain of our investors, including American Honda, we have filed registration statements covering the Class A common stock underlying the securities issued to these parties and other investors. Most of these investors are subject to securities law restrictions in selling our securities without an effective registration statement in place. A party to the registration rights agreement will cease to have registration rights at such time that its securities are subject to an effective registration statement, or may be sold under Rule 144(k) under the Securities Act of 1933, as amended, or without restriction under Rule 144 of the Securities Act. These parties may have additional rights to demand registration, subject to certain exceptions.

Each of these arrangements is described in our Definitive Proxy Statement, filed with the SEC on April 18, 2005 and incorporated herein by reference.

PLAN OF DISTRIBUTION

The selling stockholder has entered into a forward sale agreement, dated as of the date of this prospectus supplement, with Bank of America, N.A. as purchaser, an affiliate of the underwriter Banc of America Securities LLC, relating to a portion of the 10% Senior Secured Discount Convertible Notes due 2009, which we refer to as the notes, held by the selling stockholder. The notes, issued by us and our wholly owned subsidiary, XM Satellite Radio Inc., are convertible into shares of our Class A common stock at any time at a conversion price of $3.18 per share. Interest on the notes accretes through December 31, 2005, and after that time is generally payable in cash. The forward sale agreement is scheduled to settle in 2007, unless settled earlier pursuant to the acceleration provisions of the agreement.

Under the forward sale agreement, the selling stockholder has agreed to deliver to the purchaser upon settlement of the forward sale agreement notes with a principal amount as of December 31, 2005 and through maturity of approximately $33.3 million, and has pledged these notes to the purchaser to secure its forward delivery obligations. The purchaser has agreed to pay, on the settlement date of the forward sale agreement, a purchase price for the notes to be delivered based on the relationship between the price of our Class A common stock at the time of settlement and a floor price of $27.00 per share of our Class A common stock issuable upon conversion of the notes and cap price agreed to by the selling stockholder and the purchaser. Under the forward sale agreement, at the selling stockholder’s election and in certain other circumstances, the selling stockholder may pay the cash value of any notes that would otherwise be deliverable at settlement. Under the forward sale agreement, the floor price and cap price are subject to adjustment to reflect certain events, including, without limitation, cash dividends paid by us.

The underwriter will sell shares of our Class A common stock under this prospectus supplement to hedge Bank of America, N.A.’s economic risk with respect to the forward sale agreement and the notes. Sales of shares of our Class A common stock under this prospectus supplement may involve “short sales,” which means that the shares of our Class A common stock offered by this prospectus supplement may be borrowed by the underwriter or its affiliates from securities lenders, and the underwriter or its affiliates will pay customary fees to the lenders for this service. Bank of America, N.A. or its affiliates may use shares obtained upon exercise of the conversion rights underlying the notes acquired under the forward sale agreement to return shares to the securities lenders. In the event of an election by the selling stockholder to pay the cash value of any notes that would otherwise be deliverable at settlement of the forward sale agreement, we expect that Bank of America, N.A. or its affiliates will purchase shares of Class A common stock in the open market and use those shares to close out any open borrowings created to hedge its exposure under the forward sale agreement.

None of the shares sold by the underwriter pursuant to this prospectus supplement will be shares acquired from us.

Neither we nor the selling stockholder will receive any proceeds from the sale of the Class A common stock by the underwriter, although the selling stockholder will receive the forward sale price for the notes from Bank of America, N.A.

The underwriter intends to offer the shares to the public from time to time for sale in transactions, including block sales, on the Nasdaq National Market, in the over-the-counter market, in negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such market prices, at fixed prices or at prices otherwise negotiated. The underwriter may effect such transactions by selling shares of Class A common stock offered hereby to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriter and/or from purchasers of shares for whom such dealers may act as agents or to whom they may sell as principal.

In connection with the forward sale agreement and concurrently with the sale of shares of our Class A common stock pursuant to this offering, the underwriter or its affiliates will purchase shares of our Class A common stock in secondary market transactions and/or enter into derivative transactions relating to our Class A common stock. The underwriter intends to sell approximately 79.2% of the shares of our Class A common stock covered by this prospectus supplement to establish an initial hedge position and subsequently to sell the remaining shares. Concurrently with the sale of the remaining shares, the underwriter or its affiliates intend to purchase or enter into derivatives transactions with respect to an approximately equal number of shares of our Class A common stock. The underwriter or its affiliates may from time to time during the term of the forward sale agreement and thereafter while Bank of America, N.A. or its affiliates hold the notes engage in additional purchases or sales, including short sales, of our Class A common stock or enter into additional derivative transactions relating to our Class A common stock for its own account, both to adjust the initial hedge position and for other purposes. Any of these activities may maintain or otherwise affect the market price of our Class A common stock. If commenced, these activities may be discontinued at any time.

In connection with this offering, the underwriter and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our Class A common stock on the Nasdaq National Market. Passive market making is allowed during the period when the SEC’s rules would otherwise prohibit market activity by the underwriter and dealers who are participating in this offering. Passive market making may occur during the business day before the pricing of this offering, before the commencement of offers or sales of the Class A common stock. A passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our Class A common stock; but if all independent bids are lowered below the passive market maker’s bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in our Class A common stock during the specified period during the specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our Class A common stock to be higher that the price that otherwise would exist in the open market in the absence of those transactions. The underwriter and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Lock-up Agreements. The selling stockholder has agreed under a lock-up agreement not to, directly or indirectly, subject to certain exceptions, offer, sell, or otherwise dispose of any shares of Class A common stock or any securities which may be converted into or exchanged for shares of Class A common stock without the prior written consent of Banc of America Securities LLC for a period of 90 days from the date of this prospectus supplement. Banc of America Securities LLC may waive the selling stockholder’s obligations under the lock-up at any time.

Indemnification. We and the selling stockholder will indemnify the underwriter against some liabilities, including liabilities under the Securities Act. If we and the selling stockholder are unable to provide this indemnification, we and the selling stockholder will contribute to payments that the underwriter may be required to make in respect of those liabilities.

Conflicts/Affiliates. The underwriter and its affiliates have provided and may in the future provide, various investment banking, commercial banking and other financial services for us and our affiliates and the selling stockholder for which services they have received, and may in the future receive, customary fees. In addition, Banc of America Securities LLC and its affiliates have owned, currently own or may own, equity or equity-like securities of us or our affiliates or selling stockholder.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Hogan & Hartson L.L.P., Washington, D.C. Certain legal matters with respect to communications regulatory issues will be passed upon for us by Shaw Pittman L.L.P., Washington, D.C. Certain legal matters in connection with this offering will be passed upon for the underwriter by Latham & Watkins LLP, New York, New York. From time to time, Latham & Watkins LLP provides legal services for us in connection with matters unrelated to the offering described in this prospectus supplement.

EXPERTS

The consolidated financial statements and schedule of XM Satellite Radio Holdings Inc. and subsidiaries as of December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS

XM SATELLITE RADIO HOLDINGS INC.

101,713,219 Shares of Common Stock

Corporate Headquarters:

1500 Eckington Place, N.E.

Washington, D.C. 20002

(202) 380-4000

On January 28, 2003, we completed a private placement raising gross proceeds of $225,000,000 through the sale of $210,000,000 aggregate initial value of our 10% senior secured discount convertible notes due 2009 and $15,000,000 of our Class A common stock. At the closing, we entered into a registration rights agreement with the purchasers in the private placement. Under that agreement, we agreed to file a registration statement to permit the selling securityholders named in this prospectus to sell the number of shares of Class A common stock indicated in this prospectus.

Our Class A common stock is listed on the Nasdaq National Market under the symbol “XMSR.” On August 7, 2003, the last reported sale price of our common stock was $10.52.

An investment in our securities involves risks. Please read the section entitled “ Risk Factors” beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved of these securities, or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

The date of this prospectus is April 2, 2004.

This post-effective amendment is being filed to update the selling stockholder table to reflect transfers among certain holders of 10% senior secured discount convertible notes of XM Satellite Radio Holdings Inc. and XM Satellite Radio Inc.

i

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made and incorporated by reference statements in this document that constitute “forward-looking statements” as that term is defined in the federal securities laws. These forward-looking statements concern our operations, economic performance and financial condition. The forward-looking statements are subject to various known and unknown risks, uncertainties and other factors. When we use words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions, we are making forward-looking statements.

Although we believe that our forward-looking statements are based on reasonable assumptions, our expected results may not be achieved and actual results may differ materially from our expectations. Important factors that could cause actual results to differ from expectations include, among others, those set forth below. For a more detailed discussion of some of these factors, please read carefully the information under “Risk Factors” beginning on page 3.

•	The unproven market for our service;

•	The health or premature degradation of our satellites, possible failure of insurance to cover fully losses from satellite degradation or delay in receipt of insurance proceeds and resulting need for additional funding;

•	Our substantial indebtedness;

•	Dependence on third parties; and

•	Future subscriber acquisition costs or subscriber turnover possibly being higher than expected.

These cautionary statements should not be construed by you to be exhaustive and they are made only as of the date of this prospectus. You should read these cautionary statements as being applicable to all forward-looking statements wherever they appear. We assume no obligation to update or revise the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

ii

SUMMARY

Our Business

We are a nationwide provider of audio entertainment and information programming for reception by vehicle, home and portable radios. Our digital audio XM Radio service offers 100 channels of music, news, talk, sports and children’s programming for a monthly subscription fee; we also offer one premium channel. We believe XM Radio appeals to consumers because of our clear sound quality from a digital signal, innovative programming and nationwide coverage. Since our nationwide launch on November 12, 2001, we have built our subscriber base to over 692,000 subscribers as of June 30, 2003 through multiple distribution channels, including an exclusive distribution arrangement with General Motors, other automotive manufacturers, car audio dealers and national electronics retailers.

Our executive offices are at 1500 Eckington Place, N.E., Washington, D.C. 20002, and our telephone number is (202) 380-4000. We maintain an Internet site on the World Wide Web at www.xmradio.com. Information at our web site is not, and should not be deemed to be, part of this prospectus.

January 2003 Issuance of Shares and Convertible Notes

On January 28, 2003, we announced that we had completed three separate financing transactions that we believe will significantly improve our liquidity over the next three years. The transactions consisted of (1) an exchange offer relating to $325 million aggregate principal amount of outstanding debt issued by our subsidiary, XM Satellite Radio Inc., or “XM,” (2) a restructuring of our payment obligations to General Motors Corporation, and (3) a private placement resulting in gross proceeds to us of $225 million, which is described briefly below. You can obtain more information regarding the recently completed financing transactions by reviewing a copy of our Current Report on Form 8-K, filed with the SEC on January 29, 2003, which is incorporated by reference into this prospectus.

In one of these transactions, we closed on the sale of $210 million in initial value of our 10% senior secured discount convertible notes due December 31, 2009 to several investors. Interest on these notes will accrete at a rate of 10% per year from the closing through December 31, 2005, so that at January 1, 2006 the aggregate principal amount of the notes will be $279.3 million. From January 1, 2006, interest will accrue at a rate of 10% per year, payable semi-annually in cash or, at our option, in additional notes. If all interest is paid in new notes, these notes would have an aggregate principal value of $412.6 million when they mature in December 2009. The accreted value of notes is convertible at any time in whole or in part into shares of our Class A common stock at the option of the holders at a conversion price of $3.18. The conversion price is subject to equitable adjustment from time to time in the event of stock splits, recapitalizations and similar events. We do not have the right to prepay or redeem these notes, but have the ability after four years to require the conversion of the notes into Class A common stock in limited circumstances. This mandatory conversion would only be available to us if:

•	we achieve break-even in our earnings before interest, taxes, depreciation and amortization;

•	our Class A common stock trades at 200% of the conversion price for a specified period of time;

•	the aggregate amount of our outstanding indebtedness after conversion is less than $250 million; and

•	our Series C preferred stock is no longer outstanding.

Also on January 28, 2003, we closed on our agreement to sell 5,555,556 shares of our Class A common stock to an institutional investor at a purchase price of $15 million, or $2.70 per share. We agreed with the purchaser of our Class A common stock and the purchasers of the notes that we would register for resale their Class A common stock or the Class A common stock issuable upon conversion of these notes.

Recent Developments

Our two in-orbit satellites, XM Rock and XM Roll, currently provide excellent performance but continue to experience progressive solar array power degradation consistent with that experienced by other Boeing 702 satellites in-orbit. There has been no meaningful change in the previously predicted rate of degradation.

We have now put in place firm contractual arrangements to launch our spare satellite (XM-3) during the fourth quarter of 2004 (while our two existing satellites are still performing above minimum acceptable levels), and for Boeing to construct a new ground spare (XM-4) to be completed by the fourth quarter of 2005. We have also entered into a contract with Sea Launch to provide an XM-4 launch, as needed in the future.

Under these contract arrangements, our major cash outlays to launch XM-3 will not arise until the fourth quarter of 2004 and those to construct XM-4 will not occur until the first quarter of 2005. We have recently raised sufficient funds to launch XM-3, but will need to obtain insurance reimbursement or other funds to complete construction of XM-4.

Currently, we have insurance claims in process relating to the power degradation trends experienced by our two in-orbit satellites. A group of our insurers recently denied these claims, asserting that the satellites are still performing above the insured levels and the power trend lines are not definitive; these insurers also allege that we failed to comply with certain policy provisions regarding material change and other matters. We will be responding to the insurers’ position and will proceed to settlement discussions, arbitration or litigation (as needed) to recover the insured losses.

RISK FACTORS

Investing in our securities involves risk. Potential investors are urged to read and consider the risk factors relating to an investment in XM Satellite Radio Holdings Inc. described in our Current Report on Form 8-K, filed with the SEC on June 3, 2003, which are incorporated by reference in this prospectus, and those set forth following this paragraph. Before making an investment decision, you should carefully consider these risks as well as other information we include or incorporate by reference in this prospectus. The risks and uncertainties we have described are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also affect our business operations.

Future issuances of our Class A common stock could lower our stock price and impair our ability to raise funds in new stock offerings.

We have issued and outstanding securities exercisable for or convertible into a significant number of our shares of Class A common stock, including securities issued to General Motors and the 10% senior secured discount convertible notes, some of which also give us the option to make interest or other payments in our Class A common stock or securities convertible into Class A common stock. As of June 30, 2003, we had outstanding 123,324,577 shares of Class A common stock. On a pro forma basis as of June 30, 2003, if we issued all shares issuable upon conversion of the new notes (but not including accreted value and any in-kind interest payments) and conversion or exercise of other outstanding securities (many of which have a conversion or exercise price significantly above our current market price), we would have had 291,629,844 shares of Class A common stock outstanding on that date (not including a performance-based warrant held by Sony Electronics that may in the future be exercisable for up to 2% of our Class A common stock on a fully diluted basis). Issuances of a large number of shares could adversely affect the market price of our Class A common stock.

In addition to the shares of our Class A common stock that are already publicly-traded, the holders of approximately 16,492,059 shares of our Class A common stock, all of our Series A preferred stock, all of our Series C preferred stock, GM and the holders of our 10% senior secured discount convertible notes have the right to request registration of their shares, including in future public offerings of our equity securities. We have previously filed registration statements under the Securities Act to cover all 26,500,000 shares of our Class A common stock subject to outstanding stock options or reserved for issuance under our stock plans. We are now registering 101,713,219 shares under this registration statement. We previously registered 25,514,960 shares under a separate registration statement to cover shares issued upon exercise of the exchange warrants. The sale into the public market of a large number of privately-issued shares could adversely affect the market price of our Class A common stock and could impair our ability to raise funds in additional stock offerings.

Risk Factors Related to Recent Developments

Premature degradation or failure of our satellites could damage our business.

If one of our satellites were to fail or suffer performance degradation prematurely and unexpectedly, it likely would affect the quality of our service, interrupt the continuation of our service and harm our business. This harm to our business would continue until we either launched our ground spare satellite or had additional satellites built or launched. In September 2001, Boeing Satellite Systems (BSS) advised us of a progressive degradation problem with the solar array output power of Boeing 702 class satellites, including both XM Rock and XM Roll. Since the issue is common to Boeing 702 class satellites, we and the manufacturer are closely watching the progression of the problem, including data from a satellite that has been in orbit longer than either of our two satellites by approximately 15 and 17 months, respectively. With this advance visibility of performance levels, a spare satellite under construction that is being modified to address the solar power anomaly, the ability to provide full service for some period of time with XM Rock and XM Roll collocated in one orbit slot and the spare located in the other slot (which would allow partial use of the satellites through the first quarter of 2008), our arrangements to construct a new ground spare, and various mitigation actions to extend the full or partial use of the satellites, we believe that we will be able to launch additional satellites prior to the time the solar power problem might cause the broadcast signal strength to fall below minimum acceptable levels. Based on the consistency of the degradation trends (with no substantial improvement to date) and continuing analyses by BSS and us, our management adjusted the estimated useful lives of our in-orbit satellites, with effect from September 2002, to the period running through first quarter 2008 (approximately 6.75 years from launch). There is no assurance that such actions will allow us to maintain adequate broadcast signal strength. Our management will continue to monitor this situation carefully and may re-adjust the estimated useful lives of our in-orbit satellites based on future information.

A number of other factors could decrease the useful lives of our satellites, including:

•	defects in construction;

•	loss of on board station-keeping system;

•	failure of satellite components that are not protected by back-up units;

•	electrostatic storms; and

•	collisions with other objects in space.

In addition, our network of terrestrial repeaters communicates principally with one satellite. If the satellite communicating with the repeater network fails unexpectedly, we would have to repoint all the repeaters to communicate with the other satellite. This would result in a degradation of service that could last several days and could harm our business.

Losses from satellite degradation may not be fully covered by insurance, and insurance proceeds may not be available in a timely manner.

We purchased launch and in-orbit insurance policies from global space insurance underwriters covering XM Rock and XM Roll. Due to the solar array degradation, we have filed a claim for the aggregate sum insured on both satellites ($200 million per satellite) less applicable salvage under our insurance policies. In July 2003, a group of our insurance carriers denied our claim and asserted that XM Rock and XM Roll are still performing above insured levels, the power trend lines are not definitive and that we failed to comply with certain policy provisions regarding material change and other matters. We have announced that we will respond to the insurance carriers’ position and proceed to settlement discussions, arbitration or litigation, as needed, to recover our insured losses, but we may not prevail in this matter or recover the amounts we are seeking from the insurers.

In addition, any amounts we recover from our insurance may not fully cover our losses. For example, our insurance does not cover the full cost of constructing, launching and insuring two new satellites, nor will it cover and we do not have protection against business interruption, loss of business or similar losses. Also, our insurance contains customary exclusions, salvage value provisions, material change and other conditions that could limit our recovery.

Further, any insurance proceeds may not be received on a timely basis in order to launch our spare satellite or construct and launch a replacement satellite. Although we have funds available for the launch of our spare satellite, if adequate insurance proceeds are not received in a timely manner we will need additional funds for the new ground spare satellite (XM-4). This may impair our ability to make timely payments on our outstanding notes and other financial obligations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made and incorporated by reference statements in this document that constitute “forward-looking statements” as that term is defined in the federal securities laws. These forward-looking statements concern our operations, economic performance and financial condition. The forward-looking statements are subject to various known and unknown risks, uncertainties and other factors. When we use words such as “believes,” “expects,” “anticipates,” “estimates” or similar expressions, we are making forward-looking statements.

Although we believe that our forward-looking statements are based on reasonable assumptions, our expected results may not be achieved and actual results may differ materially from our expectations. Important factors that could cause actual results to differ from expectations include, among others, the following:

•	Our significant expenditures and losses;

•	The unproven market for our service;

•	The health or premature degradation of our satellites, possible failure of insurance to cover fully losses from satellite degradation or delay in receipt of insurance proceeds and resulting need for additional funding;

•	Our need for additional financing; and

•	Our substantial indebtedness.

For a more detailed discussion of some of these factors, please read carefully the information under “Risk Factors” set forth in our Current Report on Form 8-K, filed with the SEC on June 3, 2003. These cautionary statements should not be construed by you to be exhaustive and they are made only as of the date of this prospectus. You should read these cautionary statements as being applicable to all forward-looking statements wherever they appear. We assume no obligation to update or revise the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the offer and sale of any securities by the selling securityholders. We have agreed to pay the expenses of registering the Class A common stock being offered by the selling securityholders pursuant to this prospectus.

SELLING SECURITYHOLDERS

The large majority of shares of Class A common stock that are being registered for resale under this prospectus may be acquired by the selling securityholders upon conversion of our 10% senior secured discount convertible notes, which were originally issued and sold in January 2003 in a transaction exempt from the registration requirements of the Securities Act. The remaining shares were issued in private placements exempt from the registration requirements of the Securities Act. The notes and the shares of Class A common stock issuable upon conversion thereof, and the shares issued in private placements, constitute “restricted securities” under the Securities Act prior to this registration.

Interest on the notes will accrete at a rate of 10% per year from the closing through December 31, 2005, such that at January 1, 2006 the aggregate principal amount of the notes will be approximately $235.9 million. The accreted value of notes held by an investor is convertible into shares of our Class A common stock at an initial conversion price of $3.18 per share. The shares of Class A common stock registered for resale under this prospectus include shares which may be issued upon conversion, exchange or redemption of the notes. The number of shares of Class A common stock registered equals the number issuable upon conversion of the fully accreted aggregate principal amount of the notes. The principal amount of the notes will continue to accrete until January 2006, at which time the principal amount will be fully accreted. The number of shares of Class A common stock actually issued upon conversion therefore will depend on when the notes are converted. From time to time either prior to or after January 2006, we may enter into transactions with one or more holders of the notes in which we issue shares of our Class A common stock in exchange for the notes held by those holders. Although the terms of any exchange transactions may vary, we would expect to issue in exchange for notes more than the number of shares of Class A common stock into which the notes are then convertible, but not to exceed the total number of shares registered for resale under this prospectus with respect to the exchanged notes. The conversion price is subject to equitable adjustment from time to time in the event of stock splits, recapitalizations and similar events. Any additional shares of Class A common stock issued as a result of any adjustment in the conversion price also will be covered by this prospectus. Under the terms of the notes, certain selling securityholders may not convert the notes without first providing us with 61 days notice if such conversion would cause such selling securityholder, together with its affiliates, to beneficially own a number of shares of Class A common stock that would exceed the percentage designated by the selling securityholder at or prior to the closing of the issuance and sale of the notes. Each selling securityholder could choose prior to this closing to designate a percentage limiting beneficial ownership, ranging from 4.999% to 9.999% of our Class A common stock following such conversion, or no limiting percentage at all, excluding for purposes of such determination shares of Class A common stock issuable upon conversion of the notes that have not been converted. The number of shares in the first and second columns does not reflect this limitation.

The selling securityholders may from time to time offer and sell pursuant to this prospectus the respective numbers of shares of Class A common stock as are set forth opposite their names in the table below. The following table sets forth the name of each selling securityholder and the following information as of February 29, 2004:

•	the number of shares of Class A common stock beneficially owned by each selling securityholder;

•	the maximum number of shares which may be offered for sale by such selling securityholder under this prospectus;

•	the number of shares beneficially owned by each selling securityholder, assuming all such shares are sold; and

•	the percentage of our outstanding Class A common stock beneficially owned by such selling securityholder.

The selling securityholders may offer all, some or none of the Class A common stock shown in the table. Because the selling securityholders may offer all or some portion of the Class A common stock, we have assumed for purposes of completing the last column in the table that all shares of Class A common stock offered hereby will have been sold by the selling securityholders upon termination of sales pursuant to this prospectus.

Name of Selling Securityholder	Class A Common Stock Beneficially Owned Prior to the Offering(1)	Class A Common Stock Offered Hereby	Class A Common Stock Beneficially Owned After Completion of the Offering	Percentage of Outstanding Class A Common Stock Beneficially Owned After Completion of the Offering(1)(2)
Columbia Capital Equity Partners II (QP), L.P.	1,078,971	1,290,594	0	*
Columbia XM Radio Partners, LLC	1,172,771	1,402,791	0	*
Columbia Capital Equity Partners III (QP), L.P.	387,384	463,363	0	*
Columbia XM Satellite Partners III, LLC	332,894	398,186	0	*
Black Bear Fund I, L.P.	5,938,556	5,446,543	1,385,100	*
Black Bear Fund II, L.L.C.	621,350	743,218	0	*
Black Bear Offshore Master Fund L.P.	9,545,433	11,417,616	0	*
George Haywood	10,745,930	2,927,592	8,298,384	4.5%
American Honda Motor Co., Inc.	24,767,332	20,911,374	7,284,863	3.9%
Superius Securities Group, Inc. Money Purchase Plan	1,346,150	1,610,176	0	*
John Dealy	331,112	209,114	156,287	*
Avdan Partners, L.P.	724,755	292,759	480,000	*
Michael W. Harris	213,286	255,119	0	*
Paul Greenwald	845,415	815,544	163,599	*
SF Capital Partners, Ltd.	2,622,370	3,136,706	0	*
A.R. Sanchez, Jr.	499,649	418,227	150,000	*
Royal Bank of Canada	13,741,220	16,436,340	0	*
U.S. Trust Company	382,428	376,405	67,744	*
Excelsior Value & Restructuring Fund	5,555,556	5,555,556	0	*
Neera Singh and Rajendra Singh JTWROS	524,474	627,341	0	*
Hersh Raj Singh Educational Trust	262,237	313,671	0	*
Samir Raj Singh Educational Trust	262,237	313,671	0	*
Clear Channel Investments, Inc.	8,329,877	8,329,877	0	*
AIG DKR Soundshore Holdings Ltd.	379,018	453,356	0	*
AIG DKR Soundshore Opportunity Holding Fund Ltd.	261,187	312,414	0	*
AIG DKR Soundshore Strategic Holding Fund Ltd.	146,503	175,237	0	*
Richard Buik	17,482	20,911	0	*
Bear, Stearns & Co. Inc.	2,846,404	3,404,680	0	*
Peter P. Panels	13,986	16,729	0	*

*	Indicates less than 1% ownership.
(1)	Includes the shares of Class A common stock which are issuable upon conversion of convertible securities held by the selling securityholder as of February 29, 2004. The shares issuable increase over time without any action of the holders, so in certain cases the shares offered exceeds the number beneficially owned at February 29, 2004. The conversion price and the number of shares of Class A common stock issuable upon conversion of the convertible securities owned by the selling securityholder are subject to adjustment under specified circumstances. Accordingly, the number of shares of Class A common stock issuable upon conversion may increase or decrease from time to time.
(2)	Based on 184,954,232 shares of outstanding Class A common stock as of February 29, 2004.

During 1999 through 2001, LCC International performed engineering and site preparation of our terrestrial repeater network. Dr. Rajendra Singh is a director of LCC International and controls its largest shareholder. This arrangement is further described in many of our filings with the SEC, most recently our Form 8-K filed with the SEC on January 14, 2004 and incorporated herein by reference.

Each of the selling securityholders is a party to our third amended and restated shareholders and noteholders agreement and our second amended and restated registration rights agreement, each of which is described in our Form 8-K filed with the SEC on January 14, 2004 and incorporated herein by reference. Columbia XM Satellite Partners III, LLC, Columbia Capital Equity Partners III (QP) L.P. and Columbia XM Radio Partners LLC, each of which is an affiliate of Columbia Capital Equity Partners II (QP), L.P.; American Honda Motor Co., Inc.; and affiliates of OnStar Corporation were parties to prior versions of these agreements as well. In January 2003, we agreed to use our reasonable best efforts to cause a stock loan of 7,500,000 shares of our Class A common stock to be made available to BayStar Capital.

Columbia Capital Equity Partners II (QP), L.P., Columbia XM Radio Partners, LLC, Columbia Capital Equity Partners III (QP), L.P., Columbia XM Satellite Partners III, LLC and American Honda Motor Co., Inc. are parties to a director designation agreement under which certain shareholders, including American Honda, have the right to designate nominees to our board of directors and certain committees of our board, as described in many of our filings with the SEC, most recently our Form 8-K, filed with the SEC on January 14, 2004 and incorporated herein by reference. Randall T. Mays, a member of our board of directors, is executive vice president of Clear Channel Investments, Inc. R. Steven Hicks, who became a director upon the closing of the sale of the 10% senior secured discount convertible notes, is a non-managing member of BayStar Capital, an affiliate of BayStar Capital II, LP and BayStar International II, Ltd. Thomas G. Elliott, who became a director upon the closing of the sale of the 10% senior secured discount convertible notes, is Executive Vice President, Automobile Operations of American Honda Motor Co., Inc. John Dealy provides various consulting services to our company.

Other than as noted above or elsewhere in this prospectus, none of the selling securityholders has had any material relationship with us or our affiliates within the past three years.

Information concerning the selling securityholders may change from time to time and any such changed information will be set forth in supplements to this prospectus if and when necessary.

PLAN OF DISTRIBUTION

The selling securityholders and their successors, which term includes their transferees, pledgees or donees or their successors in interest, may offer and sell, from time to time, the Class A common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the respective selling securityholders or the purchasers, which discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The Class A common stock may be sold by or for the account of the selling securityholders or their successors in interest from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. Such sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or quotation service on which the Class A common stock may be listed or quoted at the time of sale,

•	in the over-the counter market,

•	otherwise than on such exchanges or services or in the over-the-counter market,

•	through the writing of options, whether such options are listed on an options exchange or otherwise,

•	through the settlement of short sales,

•	through a block trade in which the broker-dealer so engaged may sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction,

•	through a purchase by a broker-dealer as principal and resale by such broker-dealer for its own account,

•	involving an ordinary brokerage transaction or a transaction in which the broker-dealer solicits purchasers,

•	that are privately negotiated,

•	through an underwritten offering, or

•	through a combination of the above methods of sale.

In connection with the sale of the Class A common stock, the selling securityholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of the Class A common stock and deliver these securities to close out such short positions, sell short and deliver these securities to close out such short positions, or loan or pledge the Class A common stock to broker-dealers that in turn may sell these securities.

At the time a particular offering of the Class A common stock is made, a supplement to this prospectus, if required, will be distributed which will set forth the aggregate amount of Class A common stock being offered, the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers, that such broker-dealer(s) did not conduct any investigation to verify the information set forth or incorporated by reference in this prospectus and other facts material to the transaction. Each broker-dealer that receives the Class A common stock for its own account pursuant to this prospectus must acknowledge that it will deliver the prospectus and any prospectus supplement in connection with any sale of Class A common stock.

In addition, upon receiving notice from a selling securityholder that a donee, pledgee or transferee or other successor-in-interest intends to sell shares covered by this prospectus, we will file a supplement to this prospectus pursuant to Rule 424(b) under the Securities Act to identify the transferee. We have agreed with the selling securityholders to keep the registration statement of which this prospectus is a part effective until all shares are sold by the selling securityholders or all unsold shares are immediately saleable without restriction (including without volume limitations) and without registration under the Securities Act.

The aggregate proceeds to the selling securityholders from the sale of the Class A common stock offered by them hereby will be the purchase price of such shares of Class A common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of Class A common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

Our outstanding Class A common stock is included for quotation on the Nasdaq National Market.

In order to comply with the securities laws of certain jurisdictions, if applicable, the Class A common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the Class A common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

The selling securityholders and any underwriters, broker-dealers or agents that participate in the sale of the Class A common stock may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling securityholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus available to the selling securityholders and have informed them of their obligation to deliver copies of this prospectus to purchasers at or before the time of any sale of the shares. The selling securityholders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M, and have agreed that they will not engage in any transaction in violation of such provisions.

In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 or any other available exemption rather than pursuant to this prospectus. There is no assurance that any selling securityholder will sell any or all of the Class A common stock described herein, and any selling securityholder may transfer, devise or gift such securities by other means not described in this prospectus.

The selling stockholders may enter into derivative or other hedging transactions with financial institutions. These financial institutions may in turn engage in sales of the Class A common stock to hedge their position, deliver this prospectus in connection with some or all of those sales and use the shares covered by this prospectus to close out any short position created in connection with those sales. The selling stockholders may also sell shares of the Class A common stock short using this prospectus and deliver the Class A common stock covered by this prospectus to close out such short positions, or loan or pledge our common stock to financial institutions that in turn may sell the shares of our common stock using this prospectus. The selling stockholders may pledge or grant a security interest in some or all of the Class A common stock covered by this prospectus to support a derivative or hedging position or other obligation and, if the selling stockholders default in the performance of their obligations, the pledgees or secured parties may offer and sell the Class A common stock from time to time pursuant to this prospectus.

To the extent required, the shares of Class A common stock to be sold, the names of the selling securityholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

We entered into a registration rights agreement for the benefit of the selling securityholders to register their Class A common stock under applicable federal and state securities laws under particular circumstances and at specified times. The registration rights agreement provides for cross-indemnification of the selling securityholders and our company and their respective directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the Class A common stock, including liabilities under the Securities Act. We will pay all of our expenses and substantially all of the expenses incurred by the selling securityholders incident to the offering and sale of the Class A common stock, provided that each selling securityholder will be responsible for payment of commissions, concessions and discounts of underwriters, broker-dealers or agents. The selling securityholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. The anti-manipulation rules of Regulation M under the Securities Exchange Act may apply to sales of Class A common stock and activities of the selling securityholders.

LEGAL MATTERS

Certain legal matters with respect to the securities offered by this prospectus will be passed upon for us by Hogan & Hartson L.L.P.

EXPERTS

The consolidated financial statements and schedule of XM Satellite Radio Holdings Inc. and subsidiaries (the “Company”) as of December 31, 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the registration statement, in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports contain an explanatory paragraph that states that the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets as of January 1, 2002.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus certain information we file with the SEC, which means that we may disclose important information in this prospectus by referring you to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, until the offering of securities covered by this prospectus is completed:

•	Our Annual Report on Form 10-K for our fiscal year ended December 31, 2002, filed with the SEC on March 31, 2003;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003, filed with the SEC on May 15, 2003;

•	Our Definitive Proxy Statement on Form 14A, filed with the SEC on April 21, 2003;

•	Our Current Reports on Form 8-K, filed with the SEC on:

•	January 15, 2003;

•	January 29, 2003;

•	May 8, 2003;

•	June 3, 2003;

•	June 11, 2003; and

•	August 7, 2003;

•	The description of our Class A common stock set forth in our registration statement filed under Section 12 of the Securities Exchange Act on Form 8-A on September 23, 1999, including any amendment or report filed with the SEC for the purpose of updating such description.

In the event of conflicting information in these documents, the information in the latest filed document should be considered correct.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy materials that we have filed with the SEC at the SEC’s public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549.

Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. Our SEC filings also are available to the public on the SEC’s Internet site at http://www.sec.gov.

In addition, you may obtain a copy of our SEC filings at no cost by writing or telephoning us at:

XM Satellite Radio Holdings Inc.

1500 Eckington Place, N.E.

Washington, DC 20002

Attn: Investor Relations

(202) 380-4000

Our reports and amendments filed with the SEC can be accessed free of charge, through our website at http://www.xmradio.com/investor/investor_financial_and_company.html on the same day that they are electronically filed with the SEC.

We have filed with the SEC a “shelf” registration statement on Form S-3 under the Securities Act of 1933, relating to the securities that may be offered by this prospectus. This prospectus is a part of that registration statement, but does not contain all of the information in the registration statement. For more detail concerning us and any securities offered by this prospectus, you may examine the registration statement and the exhibits filed with it at the locations listed in the first paragraph under this heading.

You should rely only on the information incorporated by reference or provided in this document and any prospectus supplement. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any jurisdiction where it is unlawful. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

References in this prospectus to the terms “we,” “our” or “us” or other similar terms mean XM Satellite Radio Holdings Inc. and its subsidiaries.

12,000,000 Shares

XM Satellite Radio Holdings Inc.

Class A Common Stock

PROSPECTUS SUPPLEMENT

May 9, 2005

Banc of America Securities LLC